Nasdaq Regulation

Arnold Golub
Vice President
Office of General Counsel

June 30, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 30, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Frontier Investment Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share,
and one-third of one Warrant to acquire one Class A ordinary share

Class A ordinary shares, $0.0001 par value per share

Warrants, each whole warrant exercisable for one Class A ordinary share
at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,